Exhibit 99.1

FOR IMMEDIATE RELEASE	Thursday January 26, 2012
(All amounts in U.S. dollars.
Per share information based on diluted
shares outstanding unless noted otherwise).

CELESTICA ANNOUNCES FOURTH QUARTER AND

FISCAL YEAR 2011 FINANCIAL RESULTS

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced financial results for the fourth quarter and fiscal year ended December 31, 2011.

“Celestica continued to deliver strong operating results in the fourth quarter, despite the volatility in customer demand,” said Craig Muhlhauser, President and CEO, Celestica. “With a continued focus on operational effectiveness and revenue diversification, Celestica delivered solid revenue and earnings growth and strong return on invested capital in 2011, finishing the year with the best net cash position among our major North American competitors.”

“Given the economic uncertainty going into 2012, we remain focused on making our customers successful by delivering the quality, speed and flexibility they require in this challenging environment while continuing to execute our strategy and deliver strong and consistent financial returns.”

Fourth Quarter and Fiscal Year 2011 Summary

	Three months ended December 31		Fiscal year ended December 31
	2010	2011	2010	2011
Revenue (in millions)	$1,876.1	$1,753.4	$6,526.1	$7,213.0

IFRS net earnings (in millions)	$38.4	$69.2	$101.2	$195.1
IFRS EPS(i)	$0.17	$0.32	$0.44	$0.89

Adjusted net earnings (non-IFRS) (in millions) (ii)	$61.3	$71.1	$197.7	$241.9
Adjusted net EPS (non-IFRS)(i) (ii)	$0.27	$0.33	$0.86	$1.11
Non-IFRS return on invested capital(ii)	32.0%	27.5%	27.2%	27.5%
Non-IFRS operating margin(ii)	3.5%	3.8%	3.4%	3.6%

(i)

IFRS net earnings for the fourth quarter of 2011 included an aggregate charge of $0.08 (pre-tax) per share for the following recurring items: stock-based compensation, amortization of intangible assets (excluding computer software) and restructuring charges. This aggregate (pre-tax) charge was slightly above the range provided on October 20, 2011 of between $0.04 and $0.07 per share, primarily due to higher than expected restructuring charges. Included in the fourth quarter of 2011 adjusted net EPS (non-IFRS) of $0.33 is an income tax benefit of $0.05 per share arising from settlement of tax audits.

(ii)

Non-IFRS measures do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies using IFRS and other generally accepted accounting principles (GAAP). See Schedule 1 for non-IFRS definitions and a reconciliation of non-IFRS to IFRS measures.

Fiscal Year 2011 Highlights

•                  Revenue:  $7.2 billion, up 11% from prior year

•                  IFRS EPS:  $0.89 per share, up 102% from prior year

•                  Adjusted net EPS (non-IFRS):  $1.11 per share, up 29% from prior year

•                  Free cash flow (non-IFRS):  $144 million, up 36% from prior year

•                  Diversified end markets: 14% of total revenue, up from 12% of total revenue in prior year more….

Fourth Quarter 2011 Highlights

•                  Revenue:  $1.75 billion, in line with guidance of $1.70 to $1.85 billion (announced October 20, 2011)

•                  IFRS EPS:  $0.32 per share, up 88% from prior year

•                  Adjusted net EPS (non-IFRS):  $0.33 per share, compared to guidance of $0.23 to $0.29 (announced October 20, 2011; guidance did not include $0.05 per share of income tax benefit arising from settlement of tax audits)

•                  Free cash flow (non-IFRS):  $89 million, up 191% from prior year

•                  Diversified end markets: 18% of total revenue, up from 11% of total revenue in prior year

End Markets by Quarter

The following table sets forth revenue by end market as a percentage of total revenue:

	2010					2011
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY
Consumer	28%	26%	24%	24%	25%	26%	25%	25%	26%	25%
Diversified(iii)	10%	11%	12%	11%	12%	11%	13%	16%	18%	14%
Enterprise Communications	22%	24%	25%	24%	24%	25%	25%	26%	25%	26%
Servers	12%	14%	13%	17%	14%	15%	17%	14%	13%	15%
Storage	14%	12%	12%	12%	12%	12%	11%	11%	10%	11%
Telecommunications	14%	13%	14%	12%	13%	11%	9%	8%	8%	9%
Revenue (in billions)	$1.52	$1.59	$1.55	$1.88	$6.53	$1.80	$1.83	$1.83	$1.75	$7.21

(iii)                   Our diversified end market is comprised of industrial, aerospace and defense, healthcare, green technology and other.

Celestica announced expected launch of share repurchase plan

Celestica has announced its expectation to file with the Toronto Stock Exchange (TSX), a notice of intention to commence a new Normal Course Issuer Bid (NCIB). Subject to the acceptance of the notice by the TSX, the company expects to repurchase, at its discretion during the following 12 months, up to 10% of the public float of its subordinate voting shares.

First Quarter 2012 Outlook

For the first quarter ending March 31, 2012, the company anticipates revenue to be in the range of $1.6 billion to $1.7 billion, and adjusted net earnings per share to be in the range of $0.18 to $0.24.  The company expects a negative $0.05 to $0.07 per share (pre-tax) aggregate impact on an IFRS basis for the following recurring items: stock-based compensation and amortization of intangible assets (excluding computer software).

Fourth Quarter Webcast

Management will host its fourth quarter results conference call today at 4:30 p.m. Eastern Standard Time. The webcast can be accessed at www.celestica.com.

IFRS Reporting Commenced in 2011

Celestica has reported its financial results in accordance with International Financial Reporting Standards (IFRS), as required for public companies in Canada.  The comparative financial information has been restated to reflect the adoption of IFRS, with effect from January 1, 2010.  Periods prior to January 1, 2010 will not be presented under IFRS. The company has included a reconciliation between IFRS and the amounts previously reported under Canadian GAAP in note 3 to the attached unaudited financial statements. Although Celestica was required to transition to IFRS, its major North American competitors continue to report financial results under U.S. GAAP.  IFRS did not significantly impact the company’s non-IFRS financial measures, which the company presents to enable investors to compare Celestica’s financial results with those of its major North American competitors.

Supplementary Information

In addition to disclosing detailed results in accordance with IFRS, Celestica provides supplementary non-IFRS measures to consider in evaluating the company’s operating performance. See Schedule 1.

Management uses adjusted net earnings and other non-IFRS measures to assess operating performance and the effective use and allocation of resources; to provide more meaningful period-to-period comparisons of operating results; to enhance investors’ understanding of the core operating results of Celestica’s business; and to set management incentive targets.

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome any challenge.

For further information on Celestica, visit its website at http://www.celestica.com. The company’s security filings can also be accessed at http://www.sedar.com and http://www.sec.gov.

Safe Harbor and Fair Disclosure Statement

This news release contains forward-looking statements related to our future growth, trends in our industry, our financial or operational results including our quarterly earnings and revenue guidance, anticipated expenses, benefits or payments, our financial or operational performance, our expected tax outcomes, our cash flows and financial targets, the effect of the global economic environment on customer demand, and the filing of a notice of intention to commence a NCIB, and the number of subordinate voting shares to be repurchased thereunder. Such forward-looking statements are predictive in nature and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves.  Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, or similar expressions, or may employ such future or conditional verbs as “may”, “will”, “should” or “would”, or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context.  For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in any applicable Canadian securities legislation. Forward-looking statements are not guarantees of future performance. You should understand that the following important factors could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements: the effects of price competition and other business and competitive factors generally affecting the electronics manufacturing services (EMS) industry; our dependence on a limited number of customers and on our customers’ ability to compete and succeed in their marketplace for the products we manufacture; variability of operating results among periods; the challenges of effectively managing our operations and our working capital performance during uncertain economic conditions, including responding to significant changes in demand from our customers; the challenges of managing changing commodity and labor costs; our inability to retain or expand our business due to execution problems relating to the ramping of new programs; the delays in the delivery and/or general availability of various components and materials used in our manufacturing process; disruptions to our operations, or those of our customers, component suppliers, or our logistics partners, resulting from local events including natural disasters, political instability, labor and social unrest, criminal activity and other risks present in the jurisdictions in which we operate; our dependence on industries affected by rapid technological change; our ability to successfully manage our international operations; increasing income taxes and our ability to successfully defend tax audits or meet the conditions of tax incentives; the challenge of managing our financial exposures to foreign currency volatility; the completion of our restructuring activities or integration of our acquisitions; the risk of potential non-performance by counterparties, including but not limited to financial institutions, customers and suppliers; and the risk of the TSX not accepting our notice of intention to commence a NCIB. These and other risks and uncertainties, as well as other information related to the company, are discussed in the company’s various public filings at www.sedar.com and www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the U.S. Securities and Exchange Commission and our Annual Information Form filed with the Canadian securities regulators. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future.  Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Our revenue and earnings guidance, as contained in this press release, is based on various assumptions which management believes are reasonable under the current circumstances, but may prove to be inaccurate, and many of which involve factors that are beyond the control of the company. The material assumptions may include the following: forecasts from our customers, which range from 30 to 90 days and can fluctuate significantly in terms of volume and mix of products or services; the timing, execution of, and investments associated with ramping new business; the success in the marketplace of our customers’ products, general economic and market conditions; currency exchange rates; pricing and competition; anticipated customer demand; supplier performance and pricing; commodity, labor, energy and transportation costs; operational and financial matters; and technological developments. These assumptions and estimates are based on management’s current views with respect to current plans and events, and are and will be subject to the risks and uncertainties referred to above.  It is Celestica’s policy that revenue and earnings guidance is effective on the date given, and will only be updated through a public announcement.

Contacts:
Laurie Flanagan	Manny Panesar
Celestica Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com

Schedule 1

Supplementary Non-IFRS Measures

Our non-IFRS measures include gross profit, gross margin (gross profit as a percentage of revenue), selling, general and administrative expenses (SG&A), SG&A as a percentage of revenue, operating earnings (EBIAT), operating margin (EBIAT as a percentage of revenue), adjusted net earnings, adjusted net earnings per share, return on invested capital (ROIC), free cash flow, cash cycle days and inventory turns. In calculating these non-IFRS financial measures, management excludes the following items, as applicable:  stock-based compensation, amortization of intangible assets (excluding computer software), restructuring and other charges (most significantly restructuring charges), the write-down of goodwill, intangible assets and property, plant and equipment, and gains or losses related to the repurchase of shares or debt, net of tax adjustments and significant deferred tax write-offs or recoveries.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies using IFRS, or our North American competitors who report under U.S. GAAP and use non-U.S. GAAP measures to describe similar operating metrics. Non-IFRS measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any standardized measure under IFRS.  The most significant limitation to management’s use of non-IFRS financial measures is that the charges and expenses excluded from the non-IFRS measures are nonetheless charges that are recognized under IFRS and that have an economic impact on the company.  Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of the company’s performance, and reconciling non-IFRS results back to IFRS, unless there are no comparable IFRS measures.

The economic substance of these exclusions and management’s rationale for excluding these from non-IFRS financial measures is provided below:

Stock-based compensation, which represents the estimated fair value of stock options, restricted stock units and performance stock units granted to employees, is excluded because grant activities vary significantly from quarter-to-quarter in both quantity and fair value.  In addition, excluding this expense allows us to better compare core operating results with those of our competitors who also generally exclude stock-based compensation from their core operating results, who may have different granting patterns and types of equity awards, and who may use different option valuation assumptions than we do, including those competitors who use U.S. GAAP and non-U.S. GAAP measures to present similar metrics.

Amortization charges (excluding computer software) consist of non-cash charges against intangible assets that are impacted by the timing and magnitude of acquired businesses.  Amortization of intangibles varies among competitors, and we believe that excluding these charges permits a better comparison of core operating results with those of our competitors who also generally exclude amortization charges.

Restructuring and other charges (recoveries), which consist primarily of employee severance, lease termination and facility exit costs associated with closing and consolidating manufacturing facilities, reductions in infrastructure and acquisition-related transaction costs, are excluded because such charges are not directly related to ongoing operating results and do not reflect expected future operating expenses after completion of these activities.  We believe that excluding these charges permits a better comparison of our core operating results with those of our competitors who also generally exclude these costs in assessing operating performance.

Impairment charges, which consist of non-cash charges against goodwill, intangible assets and property, plant and equipment, result primarily when the carrying value of these assets exceeds their fair value.  These charges are excluded because they are generally non-recurring. In addition, our competitors may record impairment charges at different times and excluding these charges permits a better comparison of our core operating results with those of our competitors who also generally exclude these charges in assessing operating performance.

Gains or losses related to the repurchase of shares or debt are excluded as these gains or losses do not impact core operating performance and vary significantly among our competitors who also generally exclude these charges in assessing operating performance.

Significant deferred tax write-offs or recoveries are excluded as these write-offs or recoveries do not impact core operating performance and vary significantly among our competitors who also generally exclude these charges in assessing operating performance.

The following table sets forth, for the periods indicated, a reconciliation of IFRS to non-IFRS measures (in millions, except per share amounts):

	Three months ended				Year ended
	December 31				December 31
	2010		2011		2010		2011
		% of revenue		% of revenue		% of revenue		% of revenue

Revenue	$1,876.1		$1,753.4		$6,526.1		$7,213.0

IFRS gross profit	$122.6	6.5%	$122.1	7.0%	$444.1	6.8%	$491.4	6.8%
Stock-based compensation	5.8		3.8		16.6		15.5
Non-IFRS gross profit	$128.4	6.8%	$125.9	7.2%	$460.7	7.1%	$506.9	7.0%

IFRS SG&A	$68.7	3.7%	$58.5	3.3%	$252.1	3.9%	$253.4	3.5%
Stock-based compensation	(9.2)		(5.9)		(25.3)		(28.7)
Non-IFRS SG&A	$59.5	3.2%	$52.6	3.0%	$226.8	3.5%	$224.7	3.1%

IFRS earnings before income taxes	$35.1	1.9%	$54.2	3.1%	$119.4	1.8%	$198.8	2.8%
Finance costs	0.7		1.1		6.9		5.4
Stock-based compensation	15.0		9.7		41.9		44.2
Amortization of intangible assets (excluding computer software)	1.8		0.8		5.9		6.2
Restructuring and other charges	4.6		1.0		32.0		6.5
Impairment charges	9.1		—		9.1		—
Losses related to the repurchase of shares or debt	—		—		8.8		—
Non-IFRS operating earnings (EBIAT) (1)	$66.3	3.5%	$66.8	3.8%	$224.0	3.4%	$261.1	3.6%

IFRS net earnings	$38.4	2.0%	$69.2	3.9%	$101.2	1.6%	$195.1	2.7%
Stock-based compensation	15.0		9.7		41.9		44.2
Amortization of intangible assets (excluding computer software)	1.8		0.8		5.9		6.2
Restructuring and other charges	4.6		1.0		32.0		6.5
Impairment charges	9.1		—		9.1		—
Losses related to the repurchase of shares or debt	—		—		8.8		—
Adjustments for taxes	(7.6)		(9.6)		(1.2)		(10.1)
Non-IFRS adjusted net earnings	$61.3	3.3%	$71.1	4.1%	$197.7	3.0%	$241.9	3.4%

Diluted EPS
Weighted average # of shares (in millions) - IFRS	223.5		218.7		230.1		218.3
IFRS earnings per share	$0.17		$0.32		$0.44		$0.89
Weighted average # of shares (in millions) - Non-IFRS	223.5		218.7		230.1		218.3
Non-IFRS adjusted net earnings per share	$0.27		$0.33		$0.86		$1.11

IFRS cash provided by operations	$55.3		$96.8		$165.9		$196.3
Purchase of property, plant and equipment, net of sales proceeds	(23.4)		(6.8)		(44.9)		(45.2)
Finance costs paid	(1.3)		(1.0)		(15.0)		(7.0)
Non-IFRS free cash flow (2)	$30.6		$89.0		$106.0		$144.1

ROIC % (3)	32.0%		27.5%		27.2%		27.5%

(1)

EBIAT is defined as earnings before interest, amortization of intangibles assets (excluding computer software) and income taxes. EBIAT also excludes stock-based compensation, restructuring and other charges, gains or losses related to the repurchase of shares or debt, and impairment charges.

(2)

Management uses free cash flow as a measure, in addition to cash flow from operations, to assess operational cash flow performance. We believe free cash flow provides another level of transparency to our liquidity as it represents cash generated from or used in operating activities after the purchase of capital equipment and property (net of proceeds from sale of certain surplus equipment and property) and finance costs paid.

(3)

Management uses ROIC as a measure to assess the effectiveness of the invested capital it uses to build products or provide services to our customers. Our ROIC measure includes operating margin, working capital management and asset utilization. ROIC is calculated by dividing EBIAT by average net invested capital. Net invested capital consists of total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter and a five-point average to calculate average net invested capital for the year. There is no comparable measure under IFRS.

The following table sets forth, for the periods indicated, our calculation of ROIC % (in millions, except ROIC %):

	Three months ended December 31		Year ended December 31
	2010	2011	2010	2011

Non-IFRS operating earnings (EBIAT)	$66.3	$66.8	$224.0	$261.1
Multiplier	4	4	1	1
Annualized EBIAT	$265.2	$267.2	$224.0	$261.1

Average net invested capital for the period	$828.8	$972.1	$822.8	$950.7

ROIC %	32.0%	27.5%	27.2%	27.5%

	December 31	March 31	June 30	September 30	December 31
	2010	2011	2011	2011	2011

Net invested capital consists of:
Total assets	$3,013.9	$2,997.3	$3,020.6	$2,914.8	$2,969.6
Less: cash	632.8	584.0	552.6	586.1	658.9
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,552.6	1,483.1	1,417.3	1,348.6	1,346.6
Net invested capital by quarter	$828.5	$930.2	$1,050.7	$980.1	$964.1

	December 31	March 31	June 30	September 30	December 31
	2009	2010	2010	2010	2010
Net invested capital consists of:
Total assets	$3,021.8	$2,808.6	$2,697.3	$2,831.2	$3,013.9
Less: cash	937.7	712.2	683.9	705.6	632.8
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,298.3	1,270.8	1,168.4	1,296.5	1,552.6
Net invested capital by quarter	$785.8	$825.6	$845.0	$829.1	$828.5

GUIDANCE SUMMARY

	Q4 11 Guidance	Q4 11 Actual	Q1 12 Guidance(4)
Revenue	$ 1.70B - $1.85B	$1.75B	$ 1.6B - $1.7B
Adjusted net EPS (diluted) (5)	$ 0.23 - $0.29	$0.33	$ 0.18 - $0.24

(4)          We expect a negative $0.05 to $0.07 per share (diluted) pre-tax aggregate impact on an IFRS basis for the following recurring items: stock-based compensation and amortization of intangible assets (excluding computer software).

(5)          Included in the fourth quarter of 2011 adjusted net EPS is an income tax benefit of $0.05 per share arising from the settlement of tax audits.

CELESTICA INC.

CONSOLIDATED BALANCE SHEET

(in millions of U.S. dollars)

(unaudited)

	January 1	December 31	December 31
	2010	2010	2011

Assets
Current assets:
Cash and cash equivalents (note 14)	$937.7	$632.8	$658.9
Accounts receivable (note 6)	828.1	945.1	810.8
Inventories (note 7)	676.1	845.7	880.7
Income taxes receivable	21.2	15.6	9.1
Assets classified as held-for-sale	22.8	35.5	32.1
Other current assets	74.5	87.0	71.0
Total current assets	2,560.4	2,561.7	2,462.6

Property, plant and equipment	371.5	332.2	322.7
Goodwill	—	14.6	48.0
Intangible assets	33.1	33.6	35.5
Deferred income taxes	25.1	41.9	41.4
Other non-current assets	31.7	29.9	59.4
Total assets	$3,021.8	$3,013.9	$2,969.6

Liabilities and Equity
Current liabilities:
Accounts payable	$927.1	$1,176.2	$1,002.6
Accrued and other current liabilities	261.1	279.1	268.7
Income taxes payable	38.0	55.4	39.0
Current portion of provisions	72.1	41.9	36.3
Current portion of long-term debt (note 8(b))	222.8	—	—
Total current liabilities	1,521.1	1,552.6	1,346.6

Retirement benefit obligations	116.0	129.3	120.5
Provisions and other non-current liabilities	7.1	12.9	11.1
Deferred income taxes	31.9	36.2	27.6
Total liabilities	1,676.1	1,731.0	1,505.8

Equity:
Capital stock (note 9)	3,591.2	3,329.4	3,348.0
Treasury stock (note 9)	(0.4)	(15.9)	(37.9)
Contributed surplus	222.7	360.9	369.5
Deficit	(2,476.7)	(2,403.8)	(2,203.5)
Accumulated other comprehensive income (loss)	8.9	12.3	(12.3)
Total equity	1,345.7	1,282.9	1,463.8
Total liabilities and equity	$3,021.8	$3,013.9	$2,969.6

Contingencies (note 15)

Subsequent event (note 9)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

	Three months ended December 31		Year ended December 31
	2010	2011	2010	2011
Revenue	$1,876.1	$1,753.4	$6,526.1	$7,213.0
Cost of sales	1,753.5	1,631.3	6,082.0	6,721.6
Gross profit	122.6	122.1	444.1	491.4
Selling, general and administrative expenses (SG&A)	68.7	58.5	252.1	253.4
Research and development	—	4.7	—	13.8
Amortization of intangible assets	4.4	2.6	15.8	13.5
Other charges (note 11)	13.7	1.0	49.9	6.5
Earnings from operations	35.8	55.3	126.3	204.2
Finance costs	0.7	1.1	6.9	5.4
Earnings before income taxes	35.1	54.2	119.4	198.8
Income tax expense (recovery) (note 13):
Current	5.2	(5.6)	33.4	10.3
Deferred	(8.5)	(9.4)	(15.2)	(6.6)
	(3.3)	(15.0)	18.2	3.7
Net earnings for the period	$38.4	$69.2	$101.2	$195.1

Basic earnings per share	$0.17	$0.32	$0.44	$0.90

Diluted earnings per share	$0.17	$0.32	$0.44	$0.89

Shares used in computing per share amounts (in millions):
Basic	221.4	216.6	227.8	216.3
Diluted	223.5	218.7	230.1	218.3

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in millions of U.S. dollars)

(unaudited)

	Three months ended December 31		Year ended December 31
	2010	2011	2010	2011
Net earnings for the period	$38.4	$69.2	$101.2	$195.1
Other comprehensive income (loss), net of tax:
Actuarial gains (losses) on pension plans (notes 3(a) and 10)	(28.3)	5.2	(28.3)	5.2
Currency translation differences for foreign operations	(0.3)	(3.7)	1.6	(1.7)
Change from derivatives designated as hedges	(1.8)	1.0	1.8	(22.9)
Total comprehensive income for the period	$8.0	$71.7	$76.3	$175.7

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of U.S. dollars)

(unaudited)

	Capital stock (note 9)	Treasury stock (note 9)	Contributed surplus	Deficit	Accumulated other comprehensive income (loss) (a)
Balance — January 1, 2010	$3,591.2	$(0.4)	$222.7	$(2,476.7)	$8.9
Capital transactions:
Issuance of capital stock	6.6	—	—	—	—
Repurchase of capital stock (note 9)	(268.4)	—	127.8	—	—
Purchase of treasury stock	—	(26.2)	—	—	—
Stock-based compensation and other	—	10.7	19.6	—	—
Reclassification of cash-settled stock-based compensation to accrued liabilities (note 9)	—	—	(9.2)	—	—
Total comprehensive income:
Net earnings for 2010	—	—	—	101.2	—
Other comprehensive income for the year, net of tax:
Actuarial losses on pension plans (note 3(a))	—	—	—	(28.3)	—
Currency translation differences for foreign operations	—	—	—	—	1.6
Change from derivatives designated as hedges	—	—	—	—	1.8
Balance — December 31, 2010	$3,329.4	$(15.9)	$360.9	$(2,403.8)	$12.3

Capital transactions:
Issuance of capital stock	18.6	—	(6.7)	—	—
Purchase of treasury stock	—	(49.4)	—	—	—
Stock-based compensation and other	—	27.4	15.3	—	—
Total comprehensive income:
Net earnings for 2011	—	—	—	195.1	—
Other comprehensive income for the year, net of tax:
Actuarial gains on pension plans (note 10)	—	—	—	5.2	—
Currency translation differences for foreign operations	—	—	—	—	(1.7)
Change from derivatives designated as hedges	—	—	—	—	(22.9)
Balance — December 31, 2011	$3,348.0	$(37.9)	$369.5	$(2,203.5)	$(12.3)

(a)  Accumulated other comprehensive income (loss) is net of tax.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of U.S. dollars)

(unaudited)

	Three months ended December 31		Year ended December 31
	2010	2011	2010	2011
Cash provided by (used in):

Operating activities:
Net earnings for the period	$38.4	$69.2	$101.2	$195.1
Adjustments for items not affecting cash:
Depreciation and amortization	21.0	18.9	87.0	77.2
Equity-settled stock-based compensation	7.7	9.7	31.3	41.2
Other charges (recoveries)	6.9	(6.7)	14.8	(12.1)
Finance costs	0.7	1.1	6.9	5.4
Income tax expense (recovery)	(3.3)	(15.0)	18.2	3.7
Other	(4.1)	(24.5)	(7.7)	(31.3)
Changes in non-cash working capital items:
Accounts receivable	(164.9)	(32.7)	(111.8)	147.0
Inventories	(81.4)	59.1	(162.8)	2.0
Other current assets	(7.9)	(5.7)	(11.9)	3.9
Accounts payable, accrued and other current liabilities and provisions	246.2	19.4	211.4	(216.9)
Non-cash working capital changes	(8.0)	40.1	(75.1)	(64.0)
Net income taxes received (paid)	(4.0)	4.0	(10.7)	(18.9)
Net cash provided by operating activities	55.3	96.8	165.9	196.3

Investing activities:
Acquisitions, net of cash acquired (note 4)	—	—	(16.2)	(80.5)
Purchase of computer software and property, plant and equipment	(25.3)	(14.8)	(60.8)	(62.3)
Proceeds from sale of assets	1.9	8.0	15.9	17.1
Net cash used in investing activities	(23.4)	(6.8)	(61.1)	(125.7)

Financing activities:
Repurchase of Senior Subordinated Notes (Notes) (note 8(b))	—	—	(231.6)	—
Repurchase of capital stock (note 9)	(103.3)	—	(140.6)	—
Issuance of capital stock (note 9)	0.6	0.4	4.6	11.9
Purchase of treasury stock (note 9)	—	(16.6)	(26.2)	(49.4)
Finance costs paid	(1.3)	(1.0)	(15.0)	(7.0)
Other	(0.7)	—	(0.9)	—
Net cash used in financing activities	(104.7)	(17.2)	(409.7)	(44.5)

Net increase (decrease) in cash and cash equivalents	(72.8)	72.8	(304.9)	26.1
Cash and cash equivalents, beginning of period	705.6	586.1	937.7	632.8
Cash and cash equivalents, end of period	$632.8	$658.9	$632.8	$658.9

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

1.             REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Canada with its corporate headquarters located at 844 Don Mills Road, Toronto, Ontario, M3C 1V7.  Celestica is a publicly listed company on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

Celestica delivers innovative supply chain solutions on a global basis to original equipment manufacturers (OEMs) and service providers in the communications (comprised of enterprise communications and telecommunications), consumer, computing (comprised of servers and storage), and diversified (comprised of industrial, aerospace and defense, healthcare, green technology and other) end markets. Our product lifecycle solutions include a full range of services to our customers including design, manufacturing, engineering, complex mechanical and systems integration, order fulfillment, logistics and after-market services.

2.             BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and accounting policies we adopted in accordance with International Financial Reporting Standards (IFRS).

Our unaudited interim consolidated financial statements are prepared in accordance with IFRS and its interpretations adopted by the IASB, including IFRS 1, First-time Adoption of International Financial Reporting Standards.  We have elected January 1, 2010 as the date of transition to IFRS (Transition Date).  Previously, we prepared our consolidated financial statements in accordance with generally accepted accounting principles in Canada (GAAP).  GAAP differs in some policies from IFRS.  In accordance with the transition rules, we have retroactively applied IFRS to our comparative data for 2010.

These unaudited interim consolidated financial statements should be read in conjunction with our 2010 annual consolidated financial statements prepared in accordance with GAAP and with our IFRS accounting policies, transition disclosures and selected annual disclosures in notes 2, 3 and 12, respectively, of our unaudited interim consolidated financial statements for the three months ended March 31, 2011.

In note 3, we have presented reconciliations and descriptions of the effect of our transition from GAAP to IFRS on our equity, net earnings and comprehensive income for the 2010 comparative periods.

The unaudited interim consolidated financial statements were authorized for issuance by our board of directors on January 26, 2012.

Functional and presentation currency:

These unaudited interim consolidated financial statements are presented in U.S. dollars, which is also our functional currency. All financial information is presented in millions of U.S. dollars (except per share amounts).

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis.  Revisions are recognized in the period in which the estimates are revised and may impact future periods as well.

We have applied significant estimates and assumptions to our valuations against inventory and income taxes, to the amount and timing of restructuring charges or recoveries, to the measurement of the recoverable amount of our cash generating units (CGU), and to valuing our financial instruments, pension costs, stock-based payments, provisions and contingencies.  These unaudited interim consolidated financial statements are based upon accounting policies and estimates consistent with those used and described in note 2 of our unaudited interim consolidated financial statements for the three months ended March 31, 2011.

3.             TRANSITION TO IFRS

We adopted IFRS on January 1, 2011. We have applied IFRS retroactively to our comparative data as of January 1, 2010, the Transition Date.

RECONCILIATION OF GAAP TO IFRS:

The following tables set forth, for the periods indicated, a reconciliation from GAAP to IFRS, of our equity, net earnings and comprehensive income:

		January 1	December 31
Reconciliation of equity:	Notes	2010	2010

Equity in accordance with GAAP		$1,475.8	$1,421.3
Employee benefits	a	(130.4)	(152.4)
Restructuring provision	b	(1.3)	9.8
Income taxes	c	1.6	5.6
Business combinations	d	—	(1.0)
Other		—	(0.4)
Equity in accordance with IFRS		$1,345.7	$1,282.9

		Three months ended December 31	Year ended December 31
Reconciliation of net earnings:	Notes	2010	2010

Net earnings in accordance with GAAP		$25.6	$80.8
Employee benefits (includes related foreign exchange)	a	0.9	6.7
Restructuring provision	b	10.4	11.1
Income taxes	c	2.4	3.6
Business combinations	d	—	(1.0)
Stock-based compensation	f	(0.4)	0.4
Other		(0.5)	(0.4)
IFRS adjustments to net earnings		12.8	20.4
Net earnings in accordance with IFRS		$38.4	$101.2

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

		Three months ended December 31	Year ended December 31
Reconciliation of comprehensive income:	Notes	2010	2010

Comprehensive income in accordance with GAAP		$23.5	$84.2
IFRS adjustments to net earnings as above		12.8	20.4
Actuarial losses on pension plans, net of tax	a	(28.3)	(28.3)
Comprehensive income in accordance with IFRS		$8.0	$76.3

Transitional adjustments:

(a)  Employee benefits and actuarial losses on pension plans:

Under GAAP, actuarial gains and losses arising from defined benefit and post-retirement benefit plans were deferred and amortized to operations over time using the corridor approach.  Under IFRS, we elected to recognize all cumulative actuarial gains or losses deferred under GAAP through deficit at the Transition Date.  At December 31, 2009, we had $140.3 of unrecognized actuarial losses under GAAP.  Under GAAP, prior service costs or credits were deferred and amortized to operations over the remaining service period or life expectancy.  Under IFRS, we recognized vested prior service credits deferred under GAAP through deficit at the Transition Date.  At December 31, 2009, we had $9.9 of unrecognized vested prior service credits under GAAP.

At December 31, 2009, the balance of our pension asset and pension obligations under GAAP were $104.4 and $75.4, respectively. Compared to GAAP, the IFRS pension-related transitional adjustments had the following effect on the consolidated balance sheet:

	January 1	December 31
	2010	2010
Decrease in pension asset (included in other non-current assets)	$89.8	$104.3
Increase in retirement benefit obligations	40.6	48.1
	$130.4	$152.4

Employee benefit expense for the three months and year ended December 31, 2010 was lower under IFRS compared to GAAP by $0.9 and $6.7 (including the impact of related foreign exchange gains or losses on the net pension liabilities recorded on transition), respectively, as the employee benefit expense under IFRS excludes the impact of the above actuarial losses and vested prior service credits that we recorded directly through deficit on the Transition Date.  Under IFRS, we elected to recognize actuarial gains and losses incurred after the Transition Date through other comprehensive income (OCI) and directly in deficit. For the three months and year ended December 31, 2010, we recognized actuarial losses of $28.3 ($28.7 less $0.4 of tax) through OCI and deficit.

(b)  Restructuring provision:

Under GAAP, we discounted significant restructuring provisions using the discount rate at the time of initial measurement and we recorded no adjustments to reflect subsequent changes in discount rates.  Under IFRS, we remeasure our provisions each reporting period using the current period pre-tax discount rates. On the Transition Date, we increased the restructuring provision liability by $1.3 to reflect the impact of then current discount rates. For the three months and year ended December 31, 2010, IFRS net earnings were higher than GAAP net earnings by $0.2 and $0.4, respectively, to reflect changes in discount rates during the period.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

In addition, IFRS defers the recognition of restructuring charges until the plans are implemented or announced to employees.  Under GAAP, our restructuring charges included $10.7 for actions not yet announced at December 31, 2010, which we reversed under IFRS. We recorded these charges during 2011 when we announced the actions. See note 11(a). There were no restructuring adjustments related to unannounced actions at the Transition Date.  Our restructuring provision at January 1, 2010 was $45.3 (December 31, 2010 — $20.0) under IFRS.

(c)   Income taxes:

Under IFRS, we recognized net deferred income tax assets for temporary differences arising from inter-company transfers of property and equipment and to reflect the tax effect of revaluing foreign currency denominated non-monetary balances, which were not required under GAAP.  We also recorded the deferred income tax effects of the other IFRS adjustments.

(d)  Business combinations:

Under IFRS, acquisition-related transaction costs are expensed as incurred.  As a result of transaction costs associated with our two acquisitions in 2010, IFRS net earnings for the year ended December 31, 2010 were lower than GAAP net earnings by $1.0. Under GAAP, these costs were capitalized as part of the purchase price allocation.  IFRS also requires that obligations for contingent consideration be recorded at fair value at the acquisition date.  Under GAAP, contingent consideration is only recorded when the amounts are reasonably estimable and the outcome is certain. For one acquisition in 2010, we recorded additional goodwill of $4.5 under IFRS, with a corresponding increase to other non-current provisions on the acquisition date.  Subsequent changes in the fair value of the contingent consideration from the date of acquisition to the settlement date are generally recorded in the consolidated statement of operations.  At December 31, 2010, the fair value of the contingent consideration increased to $4.6 due to changes in foreign exchange rates. See note 4.

(e)   Cumulative currency translation adjustment:

Under IFRS, we elected to clear our cumulative currency translation balance to zero through equity on the Transition Date.  We eliminated $46.9 of cumulative currency translation gains from OCI and reduced our deficit upon transition to IFRS. Total equity was not affected.

Other adjustments and reclassifications:

(f)    Stock-based compensation:

Under GAAP, each grant was treated as a single arrangement and compensation expense was determined at the time of grant and amortized over the vesting period, generally three to four years, on a straight-line basis.  IFRS requires a separate calculation of compensation expense for awards that vest in installments. Under IFRS, compensation expense differs from GAAP due to the changing fair values used for each installment and the timing of recognizing compensation expense.  Generally this results in accelerated expense recognition under IFRS.  On the Transition Date, we recognized additional compensation expense of $11.7 which increased our deficit with a corresponding offset to contributed surplus. Total equity was not affected. Under IFRS as compared to GAAP, stock-based compensation expense increased by $0.4 for the three months ended December 31, 2010, and decreased by $0.4 for the year ended December 31, 2010.

(g)  Assets classified as held-for-sale:

Under IFRS, we classified assets held-for-sale separately on the consolidated balance sheet.  Under GAAP, assets held-for-sale were included with property, plant and equipment and long-term assets on the consolidated balance sheet.  On the Transition Date, we reclassified assets held-for-sale of $22.8 to a separate line item.  Total equity was

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

not affected by this reclassification.  At December 31, 2010, we had $35.5 in assets held-for-sale.

Cash flow:

The adoption of IFRS did not significantly impact our cash flows compared to GAAP.  Under IFRS, we reclassified $1.3 and $15.0 of finance costs paid from operating activities to financing activities for the three months and year ended December 31, 2010, respectively.  These costs were primarily for interest paid on our Notes prior to redemption in March 2010. There were no changes to overall net cash flows.

4.             ACQUISITIONS

In June 2011, we acquired the semiconductor equipment contract manufacturing operations of Brooks Automation, Inc. We acquired certain assets located in Portland, Oregon and the shares of China-based Brooks Automation Limited.  The operations specialize in manufacturing complex mechanical equipment and providing systems integration services to some of the world’s largest semiconductor equipment manufacturers.

The final purchase price of $80.5, net of cash acquired, was financed from cash on hand and $45.0 from our revolving credit facility which we have since repaid.  Details of the final purchase price allocation are as follows:

Current assets, net of cash acquired	$49.9
Capital and other long-term assets	1.5
Customer intangible assets	12.5
Goodwill	33.8
Current liabilities	(17.2)
$80.5

Through this acquisition, we established an entry into the semiconductor capital equipment market, added capabilities to and diversified our industrial service offering, and acquired an experienced design and engineering workforce we can leverage with our existing customers. We expect approximately one-third of the goodwill will be tax deductible. We have expensed acquisition-related transaction costs of $0.6 through other charges. These operations did not contribute significantly to our overall consolidated results of operations for 2011.

In January 2010, we acquired Scotland-based Invec Solutions Limited (Invec). Invec provides warranty management, repair and parts management services to companies in the information technology and consumer electronics markets.  In August 2010, we completed the acquisition of Austrian-based Allied Panels Entwicklungs-und Produktions GmbH (Allied Panels), a medical engineering and manufacturing service provider that offers concept-to-full-production solutions in medical devices with a core focus on the diagnostic and imaging market.  The total purchase price for these two acquisitions was $18.3 and was financed with cash. The amount of goodwill and amortizable intangible assets recorded on the acquisition dates was $14.1 (the majority of which we expect will not be tax deductible) and $16.1, respectively. The purchase price for Allied Panels is subject to adjustment for contingent consideration ($4.5 was included in goodwill on the acquisition date) if specific pre-determined financial targets are achieved through 2012.  Subsequent changes in the fair value of the contingent consideration from the date of acquisition to the settlement date are generally recorded in the consolidated statement of operations. At December 31, 2011, we reduced the fair value of the contingent consideration to $3.2 by releasing $1.3 through other charges in our consolidated statement of operations. See note 11(d).

Pro forma disclosures: Revenue and earnings for the combined companies for each of the reporting periods would not have been materially different had the acquisitions in each year occurred at the beginning of the respective periods.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

5.             SEGMENT AND CUSTOMER REPORTING

End markets:

The following table indicates revenue by end market as a percentage of total revenue. Our revenue fluctuates from period-to-period depending on numerous factors, including but not limited to: seasonality of business, the mix and complexity of the products or services we provide, the level of business and program wins or losses from new, existing and disengaging customers, the phasing in or out of programs, and changes in customer demand. We expect that the pace of technological change, the frequency of OEMs transferring business among EMS competitors and the constantly changing dynamics of the global economy will also continue to impact our business from period-to-period.

	Three months ended December 31		Year ended December 31
	2010	2011	2010	2011
Consumer	24%	26%	25%	25%
Diversified	11%	18%	12%	14%
Enterprise Communications	24%	25%	24%	26%
Servers	17%	13%	14%	15%
Storage	12%	10%	12%	11%
Telecommunications	12%	8%	13%	9%

Customers:

For the fourth quarter and full year 2011, two customers individually represented more than 10% of total revenue (fourth quarter and full year 2010 — one customer). Research In Motion accounted for 20% and 19% of total revenue, respectively, for the fourth quarter and full year 2011 (fourth quarter and full year 2010 — 20%).

6.             ACCOUNTS RECEIVABLE

We have an agreement to sell up to $250.0 in accounts receivable (subject to pre-determined limits by customer) to a third-party bank on a committed basis. In November 2011, we amended our accounts receivable facility to add a tranche that allows us to sell to two third-party banks up to an additional $150.0 in accounts receivable on an uncommitted basis. Both banks had a Standard and Poor’s rating of A-1 at December 31, 2011. At December 31, 2011, we had sold $60.0 of accounts receivable under this facility (December 31, 2010 — $60.0).  The accounts receivable sold are removed from our consolidated balance sheet and reflected as cash provided by operating activities in our consolidated statement of cash flows.  We pay interest and commitment fees which we record through finance costs in our consolidated statement of operations. This facility expires in November 2012.

7.             INVENTORIES

We record our inventory provisions and valuation recoveries through cost of sales. We record inventory provisions to reflect changes in the value of our inventory to net realizable value, or valuation recoveries primarily to reflect realized gains on the disposition of inventory previously written down. During the fourth quarter of 2011, we recorded net inventory valuation recoveries of $0.1 (fourth quarter of 2010 — provision of $1.3). During the full year 2011, we recorded a net inventory provision of $4.5 (full year 2010 — recovery of $5.0).

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

8.                                      CREDIT FACILITIES AND LONG-TERM DEBT

(a)  Credit facilities:

In January 2011, we renewed our revolving credit facility on generally similar terms and conditions, and increased the size of the facility from $200.0 to $400.0 with a maturity of January 2015.  We are required to comply with certain restrictive covenants including those relating to debt incurrence, the sale of assets, a change of control and certain financial covenants related to indebtedness, interest coverage and liquidity. We pledged certain assets, including the shares of certain North American subsidiaries, as security for borrowings under this facility.

Borrowings under this facility bear interest at LIBOR or Prime rate for the period of the draw plus a margin. The terms of these draws have historically been less than 90 days. At December 31, 2011, no amounts were drawn under this facility (December 31, 2010 — no amounts drawn), and we were in compliance with all covenants.  Commitment fees paid in 2011 were $2.0. At December 31, 2011, we had $35.6 of letters of credit outstanding, including $27.0 that were issued under our credit facility.

We also have uncommitted bank overdraft facilities available for intraday and overnight operating requirements which total $70.0 at December 31, 2011.  There were no amounts drawn under these overdraft facilities at December 31, 2011.

During any period, we may borrow and repay amounts under these facilities.  The amounts we borrow and repay can vary significantly from month-to-month depending upon our working capital and other cash requirements.

(b)  Senior Subordinated Notes:

In March 2010, we paid $231.6 to repurchase the remaining outstanding Notes and recognized a loss of $8.8 in other charges. We redeemed all of our outstanding Notes prior to March 31, 2010.

9.                                      CAPITAL STOCK

In July 2010, we filed a Normal Course Issuer Bid (NCIB) with the TSX to repurchase, at our discretion until the expiry of the NCIB on August 2, 2011, up to 18.0 million subordinate voting shares on the open market or as otherwise permitted, subject to normal terms and limitations of such bids.  We repurchased and cancelled a total of 16.1 million subordinate voting shares at a weighted average price of $8.75 per share during the course of the NCIB. The maximum number of subordinate voting shares we were permitted to repurchase for cancellation under the NCIB was reduced by the 1.9 million subordinate voting shares we purchased for employee equity-based incentive programs from the NCIB’s commencement. During the fourth quarter of 2010, we paid $103.3 (full year 2010 — $140.6) to repurchase subordinate voting shares for cancellation. During 2011, we did not repurchase any subordinate voting shares for cancellation.

In January 2012, we announced our expectation to file with the TSX, a notice of intention to commence a new NCIB. Subject to acceptance of the notice by the TSX, we expect to repurchase, at our discretion during the following 12 months, up to 10% of the public float of our subordinate voting shares.

From time-to-time, we pay cash for the purchase of subordinate voting shares in the open market by a trustee to satisfy the delivery of subordinate voting shares to employees upon vesting of share unit awards under our long-term incentive plans. During the fourth quarter and full year 2011, we paid $16.6 and $49.4, respectively, for the trustee to purchase 2.0 million and 5.7 million subordinate voting shares, respectively, in the open market.  At December 31, 2011, the trustee held 4.5 million subordinate voting shares, with an ascribed value of $37.9, for delivery under

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

these plans. We classify these shares for accounting purposes as treasury stock until they are delivered to employees pursuant to the awards. During 2010, we paid $26.2 for the trustee to purchase 2.8 million subordinate voting shares in the open market. At December 31, 2010, the trustee held 1.7 million subordinate voting shares with an ascribed value of $15.9.

We elected to cash-settle certain restricted share unit (RSU) and performance share unit (PSU) awards vesting in the first quarters of 2010 and 2011 due to limitations in the number of subordinate voting shares we could purchase in the open market as a result of terms in our Notes and our share buy-back program. Cash-settled awards are accounted for as liabilities and remeasured based on our share price at each reporting date until the settlement date, with a corresponding charge to compensation expense. During the fourth quarter of 2010, we reclassified the accumulated balance of $9.2, representing the grant date market value of vested awards, from contributed surplus to accrued liabilities. We also recorded additional compensation expense to reflect the mark-to-market adjustment on these cash-settled awards of $2.7 in the first quarter of 2011 (fourth quarter of 2010 — $5.4; first quarter of 2010 — $2.2).

The following table outlines the activity for stock-based awards for 2011:

Number of awards (in millions)	Options	RSUs	PSUs (i)

Outstanding at December 31, 2010	10.5	4.8	7.7
Granted (i)	0.9	2.3	2.1
Exercised (ii)	(1.9)	(3.2)	(1.8)
Forfeited/expired	(1.4)	(0.4)	(0.6)
Outstanding at December 31, 2011	8.1	3.5	7.4

The weighted-average grant date fair value of options and share units awarded:	$4.86	$9.78	$13.75

(i)                                     During the first quarter of 2011, we granted 2.1 million PSUs that vest based on the achievement of a market performance condition based on Total Shareholder Return (TSR).  See note 2(m) of our March 31, 2011 unaudited interim consolidated financial statements for a description of TSR.  We estimated the grant date fair value of these PSUs using a Monte Carlo simulation model. We expect to settle these awards with subordinate voting shares purchased in the open market.

(ii)                                  During 2011, we received cash proceeds of $11.9 relating to the exercise of stock options.

Total stock-based compensation expense was $9.7 and $44.2, respectively, for the fourth quarter and full year 2011 (fourth quarter and full year 2010 — $15.0 and $41.9, respectively). The amount of stock-based compensation expense varies each period, and includes mark-to-market adjustments for awards we settle in cash (see above), and plan adjustments. Our performance based compensation expense generally varies depending on the level of achievement of pre-determined performance goals and financial targets. During the first quarter of 2011, we amended the retirement eligibility clauses in our long-term incentive plans which accelerated our recognition of the related compensation expense of $4.8.

10.          PENSION PLANS

We provide pension and non-pension post-employment benefit plans for our employees. Our obligations are determined based on actuarial valuations. Actuarial gains or losses arising from defined benefit and post-retirement benefit plans are recorded through OCI and directly in deficit. For 2011, we recognized $5.2 of actuarial gains, net of tax (2010 — actuarial losses of $28.3, net of tax). The measurement date used for the accounting valuation of our pension plans was December 31, 2011.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

11.                               OTHER CHARGES

	Three months ended December 31		Year ended December 31
	2010	2011	2010	2011

Restructuring (a)	$6.9	$7.7	$35.8	$14.5
Asset impairment (b)	9.1	—	9.1	—
Loss on repurchase of Notes (note 8(b))	—	—	8.8	—
Recovery of damages (c)	(2.1)	(5.2)	(2.1)	(5.2)
Other (d)	(0.2)	(1.5)	(1.7)	(2.8)
	$13.7	$1.0	$49.9	$6.5

(a)                               Restructuring:

Our restructuring actions included consolidating facilities and reducing our workforce. During the fourth quarter of 2011, we recorded restructuring charges of $7.7, primarily for employee termination costs associated with restructuring actions we announced in the quarter. Our restructuring charges for 2011 were $18.2, primarily for employee termination costs, offset partially by recoveries of $3.7 representing gains from the sale of vacated properties and surplus equipment. Our net restructuring charges were $14.5, slightly higher than our estimated restructuring costs for 2011 of $10.7, reflecting additional actions we announced in response to continued economic uncertainties. During the fourth quarter and full year 2011, we paid employee termination costs and lease payments totaling $3.6 and $21.6, respectively. At December 31, 2011, our restructuring provision consists of the following:

Employee termination costs	$9.7
Contractual lease obligations and other costs, including accretion	7.0
$16.7

We expect to pay the remaining employee termination costs during the first half of 2012 and our contractual lease obligations over the remaining lease terms through 2015.

(b)                              Annual impairment assessment:

We conduct our annual impairment assessment of goodwill, intangible assets and property, plant and equipment in the fourth quarter of each year or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. We recognize an impairment loss when the carrying amount of a CGU exceeds the recoverable amount, which is determined as the greater of its value-in-use and its fair value less cost to sell. In the fourth quarter of 2011, we recorded no impairment against goodwill, intangible assets, or property, plant and equipment as the recoverable amounts exceeded their carrying amounts.

The process of determining the recoverable amount of a CGU is subjective and requires management to exercise significant judgment in estimating future growth rates and discount rates, among other factors. The assumptions used in our annual impairment assessment are determined based on past experiences adjusted for expected changes in future conditions. Our major assumptions include projections of cash flows, with primary emphasis on our 2012 plan and with consideration for our strategic plan which extends to 2014. Both the 2012 plan and the three-year strategic plan were approved by management and presented to our board of directors.  We used our weighted-average cost of capital of approximately 13%, on a pre-tax basis, to discount our cash flows and adjusted as necessary to reflect the projected growth rates in the cash flows. If the remaining life of a CGU’s primary asset extended beyond 2014, we assumed the subsequent cash flows would be consistent with the 2014 projections.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

Where applicable, we worked with independent brokers to obtain the market prices to estimate our real property values.

We performed a sensitivity analysis to identify the impact of changes in key assumptions, including discount rates and projected growth rates. We did not identify any reasonably probable changes in assumptions that would result in material impairments to our CGUs.

In the fourth quarter of 2010, we recorded a non-cash impairment charge of $9.1 primarily against computer software, intangible assets, and property, plant and equipment in the Americas and Europe.

(c)                                Recovery of damages:

In 2009, we recorded a provision related to a recovery of damages upon settlement of a class action lawsuit. Based on management’s assessment of the potential outcomes, we deemed this provision was no longer necessary and released $5.2 during the fourth quarter of 2011 (fourth quarter of 2010 — release of $2.1) through other charges.

(d)                               Other:

Other is comprised of recoveries on certain assets that were previously written down through other charges and acquisition-related transaction costs. During the fourth quarter of 2011, we reduced the fair value of our contingent liability by $1.3 related to our Allied Panels acquisition and recorded the recovery through other charges. See note 4.

12.                               RELATED PARTY TRANSACTIONS

Onex Corporation (Onex) owns, directly or indirectly, all of our outstanding multiple voting shares. Accordingly, Onex generally has the power to control the outcome of matters on which shareholders are entitled to vote. Gerald Schwartz, the Chairman and Chief Executive Officer of Onex and one of our directors, owns multiple voting shares of Onex carrying the right to elect a majority of Onex’s board of directors.

We have manufacturing agreements with two companies related to or under the control of Onex or Gerald Schwartz (2010 — one company). During the fourth quarter and full year 2011, we recorded revenue of $29.5 and $90.9, respectively, from these companies (fourth quarter and full year 2010 — $11.0 and $43.3). At December 31, 2011, we had $15.5 due from these companies (December 31, 2010 — $4.9). All transactions with these companies were in the normal course of operations and were recorded at the exchange amounts as agreed to by the parties based on arm’s length terms.

In January 2009, we entered into a Services Agreement with Onex for the services of Gerald Schwartz, as a director of Celestica. The term of this agreement was for one year and it automatically renews for successive one-year terms unless either party provides a notice of intent not to renew. Onex receives compensation under the Services Agreement in an amount equal to $0.2 per year, payable in deferred share units in equal quarterly installments in arrears.

13.                               INCOME TAXES

Our effective tax rate can vary significantly quarter-to-quarter for various reasons, including the mix and volume of business in lower tax jurisdictions within Europe and Asia, in jurisdictions with tax holidays and incentives, and in jurisdictions for which no deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which tax losses and deductible temporary differences could be utilized.  Our effective tax rate can also vary due to the impact of foreign exchange fluctuations and changes in our provisions related to tax uncertainties.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

During the second quarter of 2011, we formally settled the tax audits related to the years 1999 through 2008 of one of our Hong Kong subsidiaries for the amounts previously accrued. During the second quarter of 2010, we recorded an adjustment relating to these tax audits which had the effect of increasing the effective tax rate for the year ended December 31, 2010.

During the fourth quarter of 2011, we formally settled the tax audits related to the years 2001 through 2006 and 2009 of one of our Malaysian subsidiaries. As a result, we released provisions previously recorded for Malaysian tax uncertainties. In addition, we recognized a deferred tax recovery in Canada for an investment that we wrote off relating to a restructured subsidiary.

14.                               FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, accounts receivable and derivatives used for hedging purposes.  Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities and provisions, and derivatives.  The majority of our financial liabilities are recorded at amortized cost except for derivative liabilities, which are measured at fair value.  Our term deposits are classified as held-to-maturity and our short-term investments in money market funds are recorded at fair value, with changes recognized through our consolidated statement of operations.

Cash and cash equivalents are comprised of the following:

	December 31	December 31
	2010	2011

Cash	$242.6	$191.7
Cash equivalents	390.2	467.2
	$632.8	$658.9

Our current portfolio consists of bank deposits and certain money market funds that hold primarily U.S. government securities. The majority of our cash and cash equivalents are held with financial institutions each of which had at December 31, 2011 a Standard and Poor’s rating of A-1 or above.

Currency risk:

Due to the global nature of our operations, we are exposed to exchange rate fluctuations on our financial instruments denominated in various currencies. The majority of our currency risk is driven by the operational costs incurred in local currencies by our subsidiaries. We manage our currency risk through our hedging program using forecasts of future cash flows and balance sheet exposures denominated in foreign currencies.

Our major currency exposures at December 31, 2011 are summarized in U.S. dollar equivalents in the following table.  We have included in this table only those items that we classify as financial assets or liabilities and which were denominated in non-functional currencies.  In accordance with the financial instruments standard, we have excluded items such as retirement benefits and income taxes.  The local currency amounts have been converted to U.S. dollar equivalents using the spot rates at December 30, 2011.

	Chinese renminbi	Thai baht	Canadian dollar	Mexican peso

Cash and cash equivalents	$25.9	$5.0	$5.7	$0.5
Accounts receivable	19.4	—	3.9	—
Other financial assets	1.6	0.3	—	0.6
Accounts payable and certain accrued and other liabilities and provisions	(37.2)	(15.3)	(42.3)	(14.6)
Net financial assets (liabilities)	$9.7	$(10.0)	$(32.7)	$(13.5)

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

Foreign currency risk sensitivity analysis:

At December 31, 2011, a one-percentage point strengthening or weakening of the following currencies against the U.S. dollar for our financial instruments denominated in non-functional currencies is summarized in the following table.  The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in non-functional currencies and our foreign exchange forward contracts.

	Chinese renminbi	Thai baht	Canadian dollar	Mexican peso
	Increase (decrease)
1% Strengthening
Net earnings	$0.4	$—	$1.8	$(0.2)
Other comprehensive income	—	1.2	1.1	0.4
1% Weakening
Net earnings	(0.4)	—	(1.7)	0.2
Other comprehensive income	—	(1.2)	(1.1)	(0.4)

At December 31, 2011, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Amount of U.S. dollars	Weighted average exchange rate of U.S. dollars	Maximum period in months	Fair value gain/(loss)
Canadian dollar	$349.6	$0.98	15	$(2.0)
Thai baht	144.2	0.03	15	(4.7)
Malaysian ringgit	97.4	0.32	15	(2.4)
Mexican peso	49.7	0.08	12	(3.0)
Chinese renminbi	33.9	0.16	12	(0.2)
British pound	33.4	1.54	4	0.1
Singapore dollar	19.8	0.80	12	(0.6)
Euro	14.8	1.29	4	—
Japanese yen	14.0	0.01	3	—
Romanian lei	10.8	0.32	12	(0.8)
Other	8.9	—	4	(0.3)
Total	$776.5			$(13.9)

At December 31, 2011, the fair value of these contracts was a net unrealized loss of $13.9 (December 31, 2010 — net unrealized gain of $13.0).  Changes in the fair value of hedging derivatives to which we apply cash flow hedge accounting, to the extent effective, are deferred in OCI until the expenses or items being hedged are recognized in our consolidated statement of operations. Any hedge ineffectiveness, which at December 31, 2011 was not significant, is recognized immediately in the consolidated statement of operations. At December 31, 2011, we recorded $2.0 of derivative assets in other current assets and $15.9 of derivative liabilities in accrued and other current and non-current liabilities. The unrealized gains and losses are a result of fluctuations in foreign exchange rates between the date the currency forward contracts were entered into and the valuation date at period end.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

15.                              CONTINGENCIES

Litigation

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters.  Management believes that adequate provisions have been recorded in the accounts where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such matters will not have a material adverse impact on our results of operations, financial position or liquidity.

In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers, in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. In an amended complaint, the plaintiffs added one of our directors and Onex as defendants. On October 14, 2010, the District Court granted the defendants’ motions to dismiss the consolidated amended complaint in its entirety. The plaintiffs appealed to the United States Court of Appeals for the Second Circuit the dismissal of its claims against us, our former Chief Executive and Chief Financial Officers, but not as to the other defendants. In a summary order dated December 29, 2011, the Court of Appeals reversed the District Court’s dismissal of the consolidated amended complaint and remanded the case to the District Court for further proceedings.  Parallel class proceedings, including a claim issued in October 2011, remain against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice, but neither leave nor certification of any actions has been granted by that court. We believe the allegations in the claims are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending the claims. We have liability insurance coverage that may cover some of our litigation expenses, potential judgments or settlement costs.

Income taxes

We are subject to tax audits and reviews by various tax authorities of historical information which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities are successful with their challenges, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.

In connection with ongoing tax audits in Canada, tax authorities have taken the position that income reported by one of our Canadian subsidiaries in 2001 through 2004 should have been materially higher as a result of certain inter-company transactions.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

In connection with a tax audit in Brazil, tax authorities have taken the position that income reported by our Brazilian subsidiary in 2004 should have been materially higher as a result of certain inter-company transactions. If Brazilian tax authorities ultimately prevail in their position, our Brazilian subsidiary’s tax liability would increase by approximately 43.5 million Brazilian reais (approximately $23.2 at current exchange rates).  In addition, Brazilian tax authorities may make similar claims in future audits with respect to these types of transactions. In June 2011, we received a ruling from the Brazilian Lower Administrative Court that was largely consistent with our original filing position.  As the ruling generally favored the taxpayer, the matter has been sent to a court of appeals. We have not accrued for any potential adverse tax impact for the 2004 tax audit as we believe our Brazilian subsidiary has reported the appropriate amount of income arising from inter-company transactions.

We have and expect to continue to recognize the future benefit of certain Brazilian tax losses on the basis that these tax losses can and will be fully utilized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. While our ability to do so is not certain, we believe that our interpretation of applicable Brazilian law will be sustained upon full examination by the Brazilian tax authorities and, if necessary, upon consideration by the Brazilian judicial courts.  Our position is supported by our Brazilian legal tax advisors.  A change to the benefit realizable on these Brazilian losses could increase our net future tax liabilities by approximately 55.5 million Brazilian reais (approximately $29.6 at current exchange rates).

Tax audits for the years 2001 through 2006 and 2009 of one of our Malaysian subsidiaries were closed in 2011 without any significant adjustments. As a result of our successful defenses, we have released provisions previously recorded for Malaysian tax uncertainties of 31.9 million Malaysian ringgit (approximately $10.0 at current exchange rates).

The successful pursuit of the assertions made by any taxing authority related to the above noted tax audits or others could result in us owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted positions and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of these claims and any resulting proceedings and if these claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material.

Japan

The major earthquake and tsunami in Japan in March 2011, including the aftermath of those events, affected our local operations in the first quarter of 2011. Our manufacturing facility in Miyagi, Japan was damaged and operations were interrupted for approximately two weeks in March 2011. Production had resumed by the end of the first quarter. We have filed an insurance claim which exceeds the carrying value of the damaged assets. Any excess of the insurance proceeds above the carrying value of the damaged assets will be recorded in the period the insurance claim is resolved.